Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2022

Added 16,423 New Subscribers in 4QFY22

4QFY22 Revenues Down 1.7% YoY to RMB297.2 Million ($46.9 Million)

4QFY22 Gross Profit Down 0.5% YoY to RMB255.2 Million ($40.3 Million)

4QFY22 Operating Income Down 4.1% YoY to RMB142.1 Million ($22.4 Million)

4QFY22 Non-GAAP Operating Income Down 4.1% YoY to RMB153.9 Million ($24.3 Million)

HONG KONG, China, July 5, 2022 – Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the fourth quarter and full year of fiscal 2022, ended March 31, 2022.

Fourth Quarter Fiscal 2022 Highlights

•	New subscribers decreased by 15.2% year-over-year (“YoY”) to 16,423 due to anti-pandemic measures, as well as fewer newborns in our operating regions, while accumulated subscriber base expanded to 970,375[1].

•	Revenues decreased by 1.7% YoY to RMB297.2 million ($46.9 million), as the increase in storage fees revenues partially offset the decrease in processing fees revenues, due to the decrease in new subscribers.

•	Gross profit decreased slightly to RMB255.2 million ($40.3 million) from RMB256.4 million in the prior year period, while gross margin improved to 85.9% from 84.8% in the prior year period.

•	Operating income decreased by 4.1% YoY to RMB142.1 million ($22.4 million). Operating margin was 47.8%, compared to 49.0% in the prior year period.

•	Operating income before depreciation and amortization (“non-GAAP operating income”2) decreased by 4.1% YoY to RMB153.9 million ($24.3 million).

•	Net income attributable to the Company’s shareholders decreased by 18.0% to RMB104.7 million ($16.5 million), partly due to a reduction in fair value of equity securities (“mark-to-market losses”) and an increase in income tax expense.

•	Net cash provided by operating activities was RMB162.0 million ($25.6 million), compared to RMB211.1 million of the prior year period.

Full Year Fiscal 2022 Highlights

•	New subscribers increased by 2.9% YoY to 74,147, and accumulated subscriber base was 970,375[1].

•	Revenues increased by 7.2% YoY to RMB1,243.3 million ($196.1 million).

•	Gross profit increased by 8.1% YoY to RMB1,059.9 million ($167.2 million).

•	Operating income increased by 11.7% YoY to RMB608.9 million ($96.0 million).

•	Non-GAAP operating income[2] increased by 10.6% YoY to RMB656.8 million ($103.6 million).

•	Net income attributable to the Company’s shareholders decreased by 1.4% YoY to RMB501.1 million ($79.0 million).

•	Net cash provided by operating activities was RMB613.6 million ($96.8 million), compared to RMB630.7 million of the prior year period.

“Despite difficulties from the ‘dynamic-zero COVID’ policies and measures adopted by our operating regions in China, which continued to impede our client access, promotional activities and daily operations for the reporting quarter, the Company recorded 16,423 new subscribers, and the accumulated subscriber base exceeded 970,000 by end of the reporting quarter, in line with management expectations,” said Ms. Ting Zheng, Chief Executive Officer and Chairperson of GCBC. “Looking into fiscal 2023, the business environment in terms of COVID control measures, industry regulatory uncertainties and downward newborn trend is likely to remain. As such, management expects the cord blood stem cell storage business will continue to come under pressure with the number of new subscribers in fiscal 2023 expected to range between 62,000 to 66,000.”

Summary – Fourth Quarter and Full Year Ended March 31, 2021 and 2022

	Three Months Ended March 31,			Year Ended March 31,
	2021	2022		2021	2022
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	302,321	297,209	46,884	1,159,639	1,243,255	196,119
Gross Profit	256,413	255,233	40,263	980,692	1,059,948	167,203
Operating Income[3]	148,243	142,138	22,423	544,870	608,865	96,045
Change in Fair Value of Equity Securities	(4,722)	(13,975)	(2,204)	25,385	(20,391)	(3,217)
Net Income Attributable to the Company’s Shareholders	127,734	104,716	16,520	508,247	501,065	79,041
Earnings per Share
– Basic (RMB/US$)	1.05	0.86	0.14	4.18	4.12	0.65
– Diluted (RMB/US$)	1.05	0.86	0.14	4.18	4.12	0.65

Revenues Breakdown (%)
Processing Fees and Other Services	58.1%	53.6%		57.5%	56.7%
Storage Fees	41.9%	46.4%		42.5%	43.3%
New Subscribers (persons)	19,367	16,423		72,045	74,147
Total Accumulated Subscribers (persons)	901,437	970,375 [1]		901,437	970,375 [1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended March 31,			Year Ended March 31,
	2021	2022		2021	2022
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	211,079	162,030	25,559	630,710	613,608	96,794
Net cash used in investing activities	(2,791)	(6,257)	(987)	(20,107)	(19,635)	(3,098)
Net cash used in financing activities	-	-	-	(6,074)	(7,729)	(1,219)

Fourth Quarter Fiscal 2022 Financial Results

REVENUES. Revenues decreased by 1.7% YoY to RMB297.2 million ($46.9 million) in the fourth quarter of fiscal 2022, as the decrease in processing fees revenues outpaced the increase in storage fees revenues.

During the reporting quarter, new subscribers decreased by 15.2% YoY to 16,423 and revenues generated from processing fees and other services decreased by 9.3% YoY to RMB159.3 million ($25.1 million). Revenues from processing fees and other services represented 53.6% of total revenues, compared to 58.1% in the prior year period.

As of March 31, 2022, the accumulated subscriber base had expanded to 970,3751. As a result, revenues generated from storage fees increased by 8.8% YoY to RMB137.9 million ($21.8 million) in the reporting quarter.

GROSS PROFIT. Gross profit for the fourth quarter decreased slightly to RMB255.2 ($40.3 million) from RMB256.4 million in the prior year period due to the decline in new subscriber number. Gross margin edged up to 85.9% from 84.8% in the prior year period.

OPERATING INCOME. Operating income for the reporting quarter decreased by 4.1% YoY to RMB142.1 million ($22.4 million). Operating margin was 47.8% compared to 49.0% in the prior year period. Depreciation and amortization expenses for the fourth quarter were RMB11.8 million ($1.9 million), compared to RMB12.2 million in the prior year period. Non-GAAP operating income2 decreased by 4.1% YoY to RMB153.9 million ($24.3 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses incurred in the fourth quarter amounted to RMB4.8 million ($0.8 million), compared to RMB5.5 million in the prior year period.

Sales and Marketing Expenses. During the reporting quarter, the Company maintained its marketing and promotional efforts on budget to combat challenges from anti-pandemic measures as well as the downward newborn trend. Sales and marketing expenses remained at approximately RMB59.5 million ($9.4 million). Sales and marketing expenses as a percentage of revenue was 20.0%.

General and Administrative Expenses. General and administrative expenses increased to RMB48.8 million ($7.7 million) from RMB43.2 million in the prior year period, mainly attributable to an increase in professional fees partially offset by a reduction in staff cost. General and administrative expenses as a percentage of revenues was 16.4%, compared to 14.3% in the prior year period.

OTHER INCOME.

Change in fair value of equity securities. During the reporting period, the Company recognized a mark-to-market loss of RMB14.0 million ($2.2 million), compared to a mark-to-market loss of RMB4.7 million in the prior year period. The changes were mainly attributable to the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the fourth quarter decreased by 9.5% YoY to RMB140.1 million ($22.1 million). Net income attributable to the Company’s shareholders for the reporting quarter decreased by 18.0% YoY to RMB104.7 million ($16.5 million) due to an increase in income tax expense. Net margin for the reporting quarter was 35.2%, compared to 42.3% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2022 was RMB0.86 ($0.14).

Full Year Fiscal 2022 Financial Results

Total revenues for the full year of fiscal 2022 increased by 7.2% YoY to RMB1,243.3 million ($196.1 million). Revenues from processing fees and other services increased by 5.8% YoY to RMB705.4 million ($111.3 million), and revenues from storage fees increased by 9.1% YoY to RMB537.9 million ($84.8 million). Gross profit increased by 8.1% YoY to RMB1,059.9 million ($167.2 million). Operating income increased by 11.7% YoY to RMB608.9 million ($96.0 million). Non-GAAP operating income2 increased by 10.6% YoY to RMB656.8 million ($103.6 million). Net income attributable to the Company’s shareholders was RMB501.1 million ($79.0 million). Basic and diluted earnings per ordinary share was RMB4.12 ($0.65). Net cash provided by operating activities in the full year of fiscal 2022 was RMB613.6 million ($96.8 million).

Corporate Developments

•	On April 29, 2022, the Company announced its intention to acquire 100% of Cellenkos, Inc. (“CLNK”) and the rights to develop and commercialize all of its existing and future products worldwide except those related to CLNK’s existing collaboration with Incyte Corporation (Nasdaq: INCY) (the “CLNK Acquisition”). The announcement stated that the Company had entered into agreements with the holders of approximately 95% of CLNK outstanding equity interest and GM Precision Medicine (BVI) Limited and, following the entry into an agreement on substantially the same terms with the remaining 5% holder, at closing, that the Company would issue approximately 125 million new shares (on an as-converted and fully diluted basis) valued at $11 per share and pay $664 million in cash as total consideration. Elements of the first stage of the CLNK Acquisition, namely, the payment of $664 million, the issue of 12,363,636 of the 125 million new shares, and the acquisition of certain assets in connection therewith ("Stage 1"), completed on April 29, 2022 and May 4, 2022 respectively. The remaining stages of the CLNK Acquisition have not completed at the time of writing.

•	The CLNK Acquisition and the possibility of its completion (or the status with regards to Stage 1) is the subject of pending legal proceedings brought by Blue Ocean Structure Investment Company Limited (“Blue Ocean”) against, among others, the Company and the current board of directors, save for Blue Ocean’s appointee Mr. Xu Ping. Among other things, completion of the CLNK Acquisition is currently prohibited by an interim injunction obtained by Blue Ocean on May 12, 2022 (as varied).

•	The Company cautions its shareholders and others considering trading its ordinary shares that the status of the CLNK Acquisition is the subject of legal proceedings.

•	This earnings release has been reviewed and approved by all members of the Board except Mr. Xu Ping.

1 During the three months and year ended March 31, 2022, 16,423 and 74,147 new subscribers were recruited. During the three months and year ended March 31, 2022, the Company determined that the recoverability of 1,251 and 4,548 private cord blood units was remote and therefore, the Company terminated their subscription services according to the subscription contracts. Out of these prior private cord blood units, 983 and 3,666 prior private cord blood units were being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. As of March 31, 2022, 661 subscription contracts expired. Hence, the net accumulated subscriber base was 970,375 as of March 31, 2022.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended March 31, 2021 and 2022 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.2 million and RMB11.8 million ($1.9 million), respectively. The reported operating income for the year ended March 31, 2021 and 2022 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB49.1 million and RMB47.9 million ($7.6 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and year ended March 31, 2022, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of 2019 novel coronavirus (“COVID-19”), including the partial lockdowns implemented in various cities in the People’s Republic of China, or PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions, the potential CLNK Acquisition and related litigation matters pending in the Cayman Islands and the British Virgin Islands, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended March 31, 2022 were made at the noon buying rate of RMB6.3393 to $1.00 on March 31, 2022 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2021 and 2022

	March 31,	March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,660,984	1,050,744
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; March 31, 2022: RMB160,445 (US$25,309))	130,298	161,302	25,445
Inventories	44,257	45,879	7,237
Prepaid expenses and other receivables	47,788	66,838	10,545
Total current assets	6,298,141	6,935,003	1,093,971
Property, plant and equipment, net	498,656	473,811	74,742
Operating lease right-of-use assets	5,039	2,880	454
Non-current deposits	344,752	346,228	54,616
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; March 31, 2022: RMB59,037 (US$9,313))	217,208	254,798	40,193
Inventories	91,446	95,163	15,012
Intangible assets, net	88,202	83,581	13,184
Investment in equity securities at fair value	117,911	93,174	14,698
Other equity investment	189,129	189,129	29,834
Deferred tax assets	55,845	60,758	9,584
Total assets	7,906,329	8,534,525	1,346,288

LIABILITIES
Current liabilities
Accounts payable	9,479	8,330	1,314
Accrued expenses and other payables	136,448	148,659	23,451
Operating lease liabilities	1,636	147	23
Deferred revenue	449,359	458,262	72,289
Income tax payable	29,547	31,160	4,915
Total current liabilities	626,469	646,558	101,992
Non-current deferred revenue	2,392,906	2,473,549	390,193
Non-current operating lease liabilities	147	-	-
Other non-current liabilities	482,224	505,166	79,688
Deferred tax liabilities	16,132	24,280	3,830
Total liabilities	3,517,878	3,649,553	575,703

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31, 2021 and 2022, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	331,516
Treasury stock, at cost (March 31, 2021 and 2022: 136,899 shares, respectively)	(2,815)	(2,815)	(444)
Accumulated other comprehensive losses	(103,179)	(106,786)	(16,845)
Retained earnings	2,386,187	2,887,252	455,453
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,879,316	769,693
Non-controlling interests	6,593	5,656	892
Total equity	4,388,451	4,884,972	770,585
Total liabilities and equity	7,906,329	8,534,525	1,346,288

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year Ended March 31, 2021 and 2022

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	302,321	297,209	46,884	1,159,639	1,243,255	196,119
Cost of revenues	(45,908)	(41,976)	(6,621)	(178,947)	(183,307)	(28,916)
Gross profit	256,413	255,233	40,263	980,692	1,059,948	167,203
Operating expenses
Research and development	(5,486)	(4,780)	(754)	(23,769)	(22,296)	(3,517)
Sales and marketing	(59,513)	(59,482)	(9,383)	(237,691)	(241,725)	(38,132)
General and administrative	(43,171)	(48,833)	(7,703)	(174,362)	(187,062)	(29,509)
Total operating expenses	(108,170)	(113,095)	(17,840)	(435,822)	(451,083)	(71,158)
Operating income	148,243	142,138	22,423	544,870	608,865	96,045
Other income/(expenses), net
Interest income	8,132	8,426	1,329	30,899	32,609	5,144
Foreign currency exchange (losses)/gains	(28)	(247)	(39)	155	(642)	(101)
Change in fair value of equity securities	(4,722)	(13,975)	(2,204)	25,385	(20,391)	(3,217)
Dividend income	-	-	-	1,281	1,120	177
Others	3,091	3,723	587	8,161	6,274	990
Total other income/(expenses), net	6,473	(2,073)	(327)	65,881	18,970	2,993
Income before income tax	154,716	140,065	22,096	610,751	627,835	99,038
Income tax expense	(24,415)	(33,267)	(5,248)	(94,546)	(118,352)	(18,669)
Net income	130,301	106,798	16,848	516,205	509,483	80,369
Net income attributable to non-controlling interests	(2,567)	(2,082)	(328)	(7,958)	(8,418)	(1,328)
Net income attributable to Global Cord Blood Corporation’s shareholders	127,734	104,716	16,520	508,247	501,065	79,041

Earnings per share
Attributable to ordinary shares
- Basic	1.05	0.86	0.14	4.18	4.12	0.65
- Diluted	1.05	0.86	0.14	4.18	4.12	0.65

Other comprehensive income/(losses), net of nil income taxes
Foreign currency translation adjustments	414	(68)	(11)	(8,516)	(3,607)	(569)
Comprehensive income	130,715	106,730	16,837	507,689	505,876	79,800

Comprehensive income attributable to non-controlling interests	(2,567)	(2,082)	(328)	(7,958)	(8,418)	(1,328)
Comprehensive income attributable to GCBC’s shareholders	128,148	104,648	16,509	499,731	497,458	78,472

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Year Ended March 31, 2021 and 2022

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	148,243	142,138	22,423	544,870	608,865	96,045
Depreciation and amortization expenses[4]	12,171	11,770	1,857	49,090	47,922	7,560
Non-GAAP operating income	160,414	153,908	24,280	593,960	656,787	103,605

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets, respectively.